December 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Marion Graham Mitchell Austin Ryan Rohn Stephen Krikorian

Re:	Rain Enhancement Technologies Holdco, Inc. Registration Statement on Form S-4 Filed November 25, 2024 Amendment No. 1 to Registration Statement on Form S-4 Filed November 25, 2024 File No. 333-283425

Ladies and Gentlemen:

On behalf of our clients, Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), and Rain Enhancement Technologies, Inc., a Massachusetts corporation (“RET”), we are writing to submit Holdco’s and RET’s joint responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 27, 2024 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4 and Amendment No. 1 to the Registration Statement on Form S-4, each submitted on November 25, 2024 (collectively, the “Registration Statement”).

Holdco and RET have publicly filed via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects Holdco’s and RET’s response to the comment contained in the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form S-4

Unaudited Condensed Consolidated Statements of Cash Flows, page F-60

1.	We note you present net loss for the nine months ended September 30, 2024 as $(3,363,774). However, your net loss for the nine months ended September 30, 2024 is $(2,510,931) in your statements of operations. It appears that the statements of operation (your page F-58) for the nine month period ended September 30, 2024 is not accurate. The amounts presented in that statement do not agree to the amounts presented in your pro forma condensed combined statement of operations on page 235. Please revise.

Response: In response to the Staff’s comment, Holdco and RET have restated RET’s unaudited condensed consolidated financial statements as of September 30, 2024 and for the three and nine months ended September 30, 2024 appearing on pages F-57 through F-72 of Amendment No. 2.

* * *

United States Securities and Exchange Commission

December 2, 2024

Please do not hesitate to contact Stephen Doyle of TCF Law Group, PLLC at (617) 848-9250 or SDoyle@tcflaw.com with any questions or comments regarding this letter.

Sincerely,

/s/ TCF Law Group, PLLC

cc:	Paul Dacier, President

Harry You, Coliseum Acquisition Corp.
Joel Rubinstein, White & Case LLP

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